UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                         EMBRYO DEVELOPMENT CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   290818103
                                 (CUSIP Number)

                              Embryo Partners LLC
            444 Madison Avenue, 23rd Floor, New York, New York 10022
                                 (212) 308-2233
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 29, 2004
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 290818103

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Embryo Partners LLC

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP  (a)  (b) X*

3       SEC USE ONLY

4       SOURCE OF FUNDS:           WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION        NEW YORK

NUMBER OF               7       SOLE VOTING POWER
SHARES                          20,000,000**
BENEFICIALLY            8       SHARED VOTING POWER
OWNED BY                        0
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       20,000,000**
PERSON                 10       SHARED DISPOSITIVE POWER
WITH                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        20,000,000**

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11:)   50.0%***

14      TYPE OF REPORTING PERSON:        OO


* The reporting  person  expressly  disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes shares of Common Stock issuable upon conversion of a Convertible Promissory Note (the "Note").
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Note in the numerator and the denominator.

                                  SCHEDULE 13D

CUSIP NO. 290818103

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dan Myers

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP  (a)   (b) X*

3       SEC USE ONLY

4       SOURCE OF FUNDS:                AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) X

6       CITIZENSHIP OR PLACE OF ORGANIZATION:     USA

NUMBER OF               7       SOLE VOTING POWER
SHARES                          20,000,000**
BENEFICIALLY            8       SHARED VOTING POWER
OWNED BY                        0
EACH                    9       SOLE DISPOSITIVE POWER
REPORTING                       20,000,000**
PERSON                 10       SHARED DISPOSITIVE POWER
WITH                            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        20,000,000**

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  50.0%***

14      TYPE OF REPORTING PERSON:  IN

* The reporting  person  expressly  disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes shares of Common Stock issuable upon conversion of the Note.
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Note in the numerator and the denominator.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (the "Common Stock"), of Embryo Development Corporation, a Delaware corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 305 Madison Avenue, Suite 4510, New York, New York, 10165.

Item 2. Identity and Background.

Embryo Partners LLC

(a) This Schedule 13D is being filed by Embryo Partners LLC ("Embryo Partners"). Dan Myers is the Manager of Embryo Partners.

(b) The business address of Embryo Partners is 444 Madison Avenue, 23rd Floor, New York, New York 10022.

(c) The purpose of Embryo Partners is to engage in any lawful act or activity for which limited liability companies may be organized under the New York Limited Liability Company Law.

(d) During the last five years, Embryo Partners has not been convicted in any criminal proceeding.

(e) During the last five years, Embryo Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Embryo Partners is a New York limited liability company.

Dan Myers

(a) This Schedule 13D is being filed by Dan Myers.

(b) The business address of Dan Myers is Sloan Securities Corp., 444 Madison Avenue, 23rd Floor, New York, New York 10022

(c) Dan Myers, the Manager of Embryo Partners, exercises control over Embryo Partners. Mr. Myers is the Managing Director of Investment Banking of Sloan Securities Corp., a registered broker-dealer.

(d) During the last five years, Dan Myers has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Dan Myers was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Dan Myers is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On September 29, 2004, the Company and Embryo Partners entered into that certain note purchase agreement (the "Note Purchase Agreement") pursuant to which the Company sold to Embryo Partners an 8% convertible promissory note in the principal amount of $200,000 (the "Note"). In the event the Company consolidates with, or merges into, another corporation or entity, or effects any other corporate reorganization or other transaction or series of transactions resulting in the transfer of 50% or more of the outstanding voting power of the Company, the entire principal amount on the Note converts into the Company's (or the successor entity's) Common Stock (or, at the option of Company, shares of Series B Preferred Stock representing the number of shares of Common Stock based on the conversion ratio set forth in the certificate of Designation for the Series B Preferred Stock), at a conversion price of $.01 per share (the "Conversion Price"). Additionally, Embryo Partners has the right at any time to convert the entire principal amount of the Note, together with accrued interest thereon, into Common Stock at the Conversion Price.

The total amount of funds required by Embryo Partners to acquire the Note was provided by Embryo Partners' capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

Item 4. Purpose of Transaction.

The purpose of the acquisition of the Note is for investment.

(a) The Reporting Person may acquire more securities or dispose of securities as business and market conditions dictate.

(b) The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

(c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries.

(d) The Reporting Person does not have any plans to enter into a voting agreement with regard to the placement of any nominees of the Reporting Person's choice on the Board of Directors of the Company.

(e) The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

(g) The Reporting Person does not have any plans or proposals that relate to or would result in changes in Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

(h) The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended.

(j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) According to information provided to Embryo Partners by the Company, there were 19,995,000 shares of Common Stock outstanding as of October 8, 2004. As of the date hereof, Embryo Partners beneficially owns 20,000,000 shares of Common Stock (issuable upon conversion of the Note), which represented 50.0% of the outstanding shares of Common Stock of the Company, calculated after including the shares of Common Stock issuable upon conversion of the Note in the numerator and the denominator. As of the date hereof, Dan Myers, the Manager of the Reporting Person, does not directly own any shares of Common Stock of the Company. However, because Mr. Myers is the Manager of Embryo Partners, Mr. Myers may be deemed to own beneficially the 20,000,000 shares of Common Stock held by Embryo Partners, as described above.

(b) Upon conversion of the Note, Embryo Partners will have the sole power to vote and dispose of 20,000,000 shares of Common Stock. As described above, by virtue of his relationships with Embryo Partners, Dan Myers may also be deemed to have the power to vote and dispose of 20,000,000 shares of Common Stock issuable upon conversion of the Note.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Common Stock effected during the past sixty days by any of the reporting persons listed in (a) above.

(d) The reporting person knows of no person who has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the shares reported herein.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Myers, the Manager of Embryo Partners, also serves as the Managing Director of Investment Banking of Sloan Securities Corp., a registered broker-dealer. Sloan Securities Corp. and the Company are parties to an investment banking agreement, dated September 9, 2004, pursuant to which Sloan has been engaged to render financial advisory and investment banking services including, without limitation, identifying a company with which the Company would consummate an acquisition transaction.

Item 7. Material to Be Filed as Exhibits.

     Exhibit 1: Note Purchase Agreement by and between Embryo Development Corporation and Embryo Partners LLC dated September 29, 2004.

     Exhibit 2:  Note issued to Embryo Partners LLC dated September 29, 2004


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2004


EMBRYO PARTNERS LLC


By: /s/ Dan Myers
   --------------
Name: Dan Myers
Title: Manager



/s/ Dan Myers
-------------
Dan Myers

                                   EXHIBIT 1












--------------------------------------------------------------------------------



                            NOTE PURCHASE AGREEMENT


                                 BY AND BETWEEN

                            EMBRYO DEVELOPMENT CORP.

                                      AND

                              EMBRYO PARTNERS LLC


--------------------------------------------------------------------------------



                            Dated September 29, 2004

                            NOTE PURCHASE AGREEMENT

     THIS NOTE PURCHASE AGREEMENT (the "Agreement") is made as of the 29th day of September, 2004, by and between Embryo Development Corp., a Delaware corporation (the "Company"), and Embryo Partners LLC, a New York limited liability company in formation (the "Investor").

                              W I T N E S S E T H:

     WHEREAS, the Company desires to sell to the Investor, and the Investor desires to purchase from the Company, an 8% convertible promissory note in the principal amount of $200,000 (the "Note"), in the form attached as Exhibit A hereto, pursuant to the provisions of this Agreement; and

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

     1. Purchase and Sale of Note.

     1.1 Issuance and Sale of Note and Warrant. Subject to the terms and conditions of this Agreement, the Investor agrees to purchase at the Closing (as hereafter defined), and the Company agrees to issue and sell to the Investor at the Closing, the Note for an aggregate purchase price of Two Hundred Thousand ($200,000.00) Dollars (the "Purchase Price").

     1.2 Closing.

     (a) The purchase and sale of the Note (the "Closing") shall take place at the offices of Sloan Securities Corp., 444 Madison Avenue, 23rd Floor, New York, New York 10022 at 10:00 a.m. (or remotely via the exchange of documents and signatures), on September 29, 2004, or at such other time and place as the Company and the Investor mutually agree upon orally or in writing.

     (b) At the Closing, the Company shall deliver to the Investor, the Note, against payment of the Purchase Price by wire transfer to the Company.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor, except as set forth on a Schedule of Exceptions to Representations and Warranties attached hereto as Exhibit B (the "Schedule of Exceptions") or as disclosed in any current SEC filings, the following:

     2.1 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity except as disclosed in the SEC Reports (as hereinafter defined) (each, a "Subsidiary" and collectively, the "Subsidiaries"). Unless the context requires otherwise, all references herein to the "Company" shall refer to the Company and its Subsidiaries. The Company is not a party to any joint venture, partnership, or similar arrangement.

     2.2 Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as now conducted. The Subsidiaries are duly organized in their respective jurisdictions of organization, validly existing and in good standing in such respective jurisdictions and each has the power and authority to carry on its respective business as now conducted. The Company and the Subsidiaries are duly qualified to transact business and are in good standing in each jurisdiction in which the failure so to qualify would have a Material Adverse Effect (as hereafter defined) on the Company's business or properties.

     2.3 Capitalization and Voting Rights. The number of authorized, issued and outstanding capital stock of the Company is set forth in Exhibit B. Except as disclosed in Exhibit B, no securities of the Company or any Subsidiary are entitled to preemptive or similar rights, nor is any holder of securities of the Company or any Subsidiary entitled to preemptive or similar rights arising out of any agreement or understanding with the Company or any Subsidiary by virtue of any of the Transaction Documents (defined hereinafter). Except as disclosed in Exhibit B, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, except as a result of the purchase and sale of the Securities, or rights or obligations convertible into or exchangeable for, or giving any Person (as defined below) any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings, or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock.

     2.4 Authorization. All corporate action on the part of the Company, its officers, directors, and shareholders necessary for the authorization, execution, and delivery of this Agreement and the Note (collectively, the "Transaction Documents"), the performance of all obligations of the Company hereunder and thereunder and the authorization, issuance (or reservation for issuance), and delivery of the Note being sold hereunder, the Common Stock issuable upon conversion of the Note (collectively, the "Securities"), has been taken or will be taken prior to the Closing, and the Transaction Documents constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, and (iii) to the extent the indemnification provisions contained in the Transaction Documents may be limited by applicable federal or state laws.

     2.5 Valid Issuance of Note and Common Stock. The Note is being purchased by the Investor hereunder, when issued, sold, and delivered in accordance with the terms hereof for the consideration provided for herein, will be duly and validly issued, and, based in part upon the representations of the Investor in this Agreement, will be issued in compliance with all applicable federal and state securities laws. The Common Stock (or Preferred Stock, if applicable) issuable upon conversion of the Note has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Note, respectively, shall be duly and validly issued, fully paid and nonassessable, and issued in compliance with all applicable securities laws, as presently in effect, of the United States and each of the states whose securities laws govern the issuance of the Note hereunder.

     2.6 Filings, Consents and Approvals. Neither the Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) if determined by counsel, a proper Form D in accordance with Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), and applicable Blue Sky filings and (ii) in all other cases where the failure to obtain such consent, waiver, authorization or order, or to give such notice or make such filing or registration could not have or result in, individually or in the aggregate, a material adverse effect on the results or operations of the Company and its Subsidiaries taken as a whole ("Material Adverse Effect").

     2.7 Litigation. There is no action, suit, proceeding, claim or investigation pending or, to the knowledge of the Company, currently threatened against the Company which questions the validity of the Transaction Documents, or the right of the Company to enter into any of them, or to consummate the transactions contemplated hereby or thereby, or which might result, either individually or in the aggregate, in any material adverse changes in the assets, condition, affairs, or prospects of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. The foregoing includes, without limitation, actions, pending or threatened (or any basis therefor known to the Company), involving the prior employment of any of the Company's employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or government agency or instrumentality.

     2.8 Compliance with Other Instruments. The Company is not in violation or default of any provisions of its Amended and Restated Articles of Incorporation or Bylaws or, to its knowledge, of any instrument, judgment, order, writ, decree, mortgage, indenture, lease, license or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal, state, or local statute, rule, or regulation applicable to the Company, except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. The execution, delivery, and performance of the Transaction Documents and the consummation of the transactions contemplated thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract, or an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations, or any of its assets or properties, except as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

     2.9 Permits. The Company has all material franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, properties, prospects, or financial condition of the Company and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

     2.10 Compliance with Laws. The conduct of business by the Company and each Subsidiary as presently and proposed to be conducted is not subject to continuing oversight, supervision, regulation or examination by any governmental official or body of the United States or any other jurisdiction wherein the Company or any Subsidiary conducts or proposes to conduct such business, except such regulation as is applicable to commercial enterprises generally. Neither the Company nor any of the Subsidiaries has received any notice of any violation of or noncompliance with, any federal, state, local or foreign laws, ordinances, regulations and orders (including, without limitation, those relating to environmental protection, occupational safety and health, federal securities laws, equal employment opportunity, consumer protection, credit reporting, "truth-in-lending", and warranties and trade practices) applicable to its business or to the business of any Subsidiary, the violation of, or noncompliance with, which would have a materially adverse effect on either the Company's business or operations, or that of any Subsidiary, and the Company knows of no facts or set of circumstances which would give rise to such a notice.

     2.11 Disclosure. This Agreement, the Note and any other statements or certificates made or delivered in connection herewith or therewith, when taken together with the Disclosure Materials (as defined below), do not contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

     2.12 SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials being collectively referred to herein as the "SEC Reports" and, together with the Schedule of Exceptions to this Agreement, the "Disclosure Materials") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All material agreements to which the Company is a party or to which the property or assets of the Company are subject have been filed as exhibits to the SEC Reports to the extent required. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Additionally, since the adoption of the Sarbanes-Oxley Act of 2002 (the "New Act"), the Company has complied in all material respects with the laws, rules and regulation under the New Act.

     3. Representations and Warranties of the Investor. The Investor, hereby represents and warrants that:

     3.1 Authorization. The Transaction Documents constitute valid and legally binding obligations of the Investor enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     3.2 Purchase Entirely for Own Account. The Notes to be purchased by the Investor and the Common Stock (or if applicable, the Preferred Stock) issuable upon conversion of the Notes (collectively, the "Securities") will be acquired for investment for the Investor's own account and not with a view to the resale or distribution of any part thereof. The Investor represents that it has full power and authority to enter into this Agreement.

     3.3 Disclosure of Information. The Investor acknowledges that it has received all the information that it has requested relating to the Company and the purchase of the Note. The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and the Warrant. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Investor to rely thereon.

     3.4 Accredited Investor. The Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities and Exchange Commission (the "SEC"), as presently in effect.

     3.5 Restricted Securities. Investor understands that the Note (and the shares of Common Stock, or if applicable Preferred Stock, issuable upon conversion of the Note) that it is purchasing is characterized as "restricted securities" under the federal securities laws inasmuch as it is being acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, the Investor represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

     3.6 Legends. It is understood that the certificates evidencing the Notes (and the Common Stock issuable upon conversion of the Note) may bear one or all of the following legends:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AS SET FORTH IN THIS CERTIFICATE. THE SECURITIES REPRESENTED HEREBY MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO COUNSEL FOR THE COMPANY, TO THE EFFECT THAT THE PROPOSED SALE, TRANSFER, OR DISPOSITION MAY BE EFFECTUATED WITHOUT REGISTRATION UNDER THE ACT."


     4. Conditions of the Investor's Obligations at Closing. The obligations of the Investor under subsection 1.1 of this Agreement is subject to the fulfillment on or before the Closing of each of the following conditions:

     4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 hereof shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

     4.2 Performance. The Company shall have performed and complied with all agreements, obligations, and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

     4.3 Compliance Certificate. The President of the Company shall deliver to the Investor, at the Closing, a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

     4.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor and counsel to the Investor, and they shall have received all such counterpart original and certified or other copies of such documents as they may reasonably request.

     4.5 Secretary's Certificate. The Company shall have delivered to the Investor a certificate executed by the Secretary of the Company dated as of the Closing certifying the following matters: (a) the resolutions adopted by the Company's Board of Directors relating to the transactions contemplated by this Agreement; and (b) the Amended and Restated Certificate of Incorporation and

Bylaws of the Company.

     4.6 Delivery of Note. The Company shall have delivered the Note to the Investor, as specified in Section 1.

     4.7 Other Payments. Concurrent with the Closing, the Company shall pay the Sloan Compensation (as such terms are defined in Section 7.7 hereto) and the Legal Expense Obligation (as defined in Section 7.8 hereto).

     5. Conditions of the Company's Obligations at Closing. The obligations of the Company to the Investor under this Agreement is subject to the fulfillment on or before any Closing of each of the following conditions by the Investor:

     5.1 Representations and Warranties. The representations and warranties of the Investor contained in Section 3 shall be true on and as of such Closing with the same effect as though such representations and warranties had been made on and as of such Closing.

     5.2 Payment of Purchase Price. The Investor shall have delivered the Purchase Price specified in Section 1.2.

     6. Indemnification. The Company agrees to indemnify and hold harmless Investor and any of Investor's general partners, employees, officers, directors, members, agents and other representatives (collectively, the "Indemnitees"), against any investigations, proceedings, claims or actions and for any expenses, damages, liabilities or losses (joint or several) arising out of such investigations, proceedings, claims or actions, to which the Indemnitees may become subject, whether under the act or any rules or regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any rules or regulations promulgated thereunder, or any state law or regulation, or common law, arising out of, related to or in any way attributable to the Indemnitee's investment in the Company, including, but not limited to, investigations, proceedings, claims or actions and any expenses, losses, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any breach of any representation, warranty, agreement, obligation or covenant of the Company contained herein. The Company also agrees to reimburse the Indemnitees for any legal or other expenses reasonably incurred in connection with investigating or defending any such investigations, proceedings, claims or actions, as such expenses or other costs are incurred.

     7. Miscellaneous.

     7.1 Survival of Warranties. All of the representations and warranties made herein shall survive the execution and delivery of this Agreement. The Investor is entitled to rely, and the parties hereby acknowledge that the Investor has so relied, upon the truth, accuracy and completeness of each of the representations and warranties of the Company contained herein, irrespective of any independent investigation made by Investor. The Company is entitled to rely, and the parties hereby acknowledge that the Company has so relied, upon the truth, accuracy and completeness of each of the representations and warranties of the Investor contained herein, irrespective of any independent investigation made by the Company.

     7.2 Successors and Assigns. This Agreement is personal to each of the parties and may not be assigned without the written consent of the other parties; provided, however, that any of the Investor shall be permitted to assign its rights under this Agreement and the Ancillary Agreements to any affiliate of such Investor.

     7.3 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York. The Company
(1) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (2) waives any objection which the Company may have now or hereafter to the venue of any such suit, action or proceeding, and
(3) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company's address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding. THE PARTIES HERETO AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

     7.4   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

     7.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     7.6 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight
(48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or facsimile number as set forth below or as subsequently modified by written notice. Any party may change its address for such communications by giving notice thereof to the other parties in conformity with this Section.

     7.7 Finder's Fee. Each party represents that it neither is nor will be obligated for any finders' or brokers' fee or commission in connection with this transaction; provided, however, that the Company is obligated to pay a cash fee equal to $15,000 to Sloan Securities Corp. ("Sloan Compensation") pursuant to that certain investment banking agreement dated September 9, 2004.

     7.8 Transaction Expenses; Enforcement of Transaction Documents. The Company and each Investor shall pay their respective costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Agreement; provided, however, that if the Closing is effected, the Company shall promptly make payment to a law firm designated by Sloan Securities Corp., for up to $10,000, of legal fees and expenses ("Legal Expense Obligation"). If any action at law or in equity is necessary to enforce or interpret the terms of the Transaction Documents, the prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

     7.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, and the Company.

     7.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     7.11 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations, or covenants except as specifically set forth herein or therein.


                        Balance of page intentional left blank

                                Signature Page follows

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                     Embryo Development Corp.



                                     By: _______________________________
                                     Name:
                                     Title:


                                     INVESTOR
                                     Embryo Partners LLC


                                     By: _______________________________
                                     Name:
                                     Title:

                                     Address:


                                     Facsimile Number

                                   EXHIBIT 2

     THIS PROMISSORY NOTE AND THE SECURITIES OBTAINABLE UPON CONVERSION HEREOF (COLLECTIVELY, THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

                          CONVERTIBLE PROMISSORY NOTE

U.S. $200,000                                                 September 29, 2004

     FOR VALUE RECEIVED, Embryo Development Corp., a Delaware corporation (the "Company"), hereby promises to pay to the order of Embryo Partners LLC (the "Lender") the principal amount of Two Hundred Thousand Dollars ($200,000) (the "Principal Amount"), together with interest on the Principal Amount under this senior convertible promissory note (this "Note") at the per annum rate of eight (8%) percent (calculated daily on the basis of a 360-day year and actual calendar days elapsed). Subject to conversion as provided herein, the Principal Amount and accrued interest on this Note shall become due and payable in one installment on September 29, 2005 (the "Maturity Date").

     Both the Principal Amount and accrued interest shall be paid in lawful money of the United States of America to the Lender at c/o Sloan Securities
Corp., 444 Madison Avenue, 23rd Floor, New York, New York 10022, or at such other address as the Lender may designate by notice in writing to the Company, in immediately available funds.

     If any payment hereunder falls due on a Saturday, Sunday or legal holiday, it shall be payable on the next succeeding business day and such additional time shall be included in the computation of interest.

     All capitalized terms not defined herein shall have the meanings ascribed thereto in the Note Purchase Agreement, by and between Company and Lender of even date herewith (the "Note Purchase Agreement").

1. Senior. The indebtedness evidenced by this Note and the payment of the Principal Amount and interest thereof shall be Senior (as hereinafter defined) to, and have priority in right of payment over, all indebtedness of the Company. "Senior" shall be deemed to mean that, in the event of any default in the payment of the obligations represented by this Note or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the Company, all sums payable on this Note, shall first be paid in full, with interest, if any, before any payment is made upon any other indebtedness, now outstanding or hereinafter incurred, and, in any such event, any payment or distribution of any character which shall be made in respect of any other indebtedness of the Company, shall be paid over to the holder of this Note for application to the payment hereof, unless and until the obligations under this Note (which shall mean the Principal Amount and other obligations arising out of, premium, if any, interest on, and any costs and expenses payable under, this
Note) shall have been paid and satisfied in full.

          2. Conversion.

     (a) Conversion. In the event the Company consolidates with, or merges into, another corporation or entity, or effects any other corporate reorganization or other transaction or series of transactions resulting in the transfer of 50% or more of the outstanding voting power of the Company (a "Merger Transaction"), the entire principal amount on this Note shall be converted ("Mandatory Conversion") into the Company's (or the successor entity's) common stock (or, at the option of Company, shares of Series B Preferred Stock representing the number of shares of Company Common based on the conversion ratio set forth in the certificate of Designation for the Series B Preferred Stock ("Equity Securities"). The Mandatory Conversion shall occur at the closing of the Merger Transaction ("Closing"). The number of shares of Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing (i) the entire principal amount of this Note, together with accrued interest hereon by
(ii) $0.01 ("Conversion Price"), and concurrent with the issuance of such shares, the Lender shall be afforded no less than piggyback registration rights on the Equity Securities. In addition, the Lender shall have the right at any time ("Discretionary Conversion") to convert the entire principal amount of this Note, together with accrued interest hereon, into the Equity Securities at the Conversion Price. Any fraction of a share resulting from these calculations shall be rounded upward to the whole share. The Company covenants to cause such shares, when issued pursuant to this Section 2(a), to be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof, other than any taxes, liens or charges not caused by the Company. The Company represents that the current conversion ratio is 10 shares of Common Stock for each share of Preferred Stock, but reserves the right prior to issuance of the Series B Preferred Stock to revise the conversion ratio up to, but not greater than, 100 shares of Common Stock for each share of Preferred Stock.

     (b) Mechanics and Effect of Conversion.

     (i) Mandatory Conversion. At the Closing of the Merger Transaction, the Lender shall surrender this Note, duly endorsed, at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Lender, at its address, a certificate or certificates for the number of Equity Securities to which such Lender is entitled upon such conversion. At the time of the Mandatory Conversion, this Note, the Note Purchase Agreement will terminate and be of no further force or effect.

     (ii) Discretionary Conversion. To exercise a Discretionary Conversion, the Lender shall surrender its Note, duly endorsed, together with a written conversion notice to the Company at its principal office. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Lender, at its address, a certificate or certificates for the number of shares to which such Lender is entitled upon such conversion. This Note shall be deemed to have been converted immediately prior to the close of business on the date 1 business day after giving of such notice and the Lender shall be treated for all purposes as the record holder of the Equity Securities deliverable upon such conversion as of the close of business on such date.

     (c) No Impairment. The Company will not, by amendment of its Amended and Restated Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 2 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Lender of this Note against impairment.

     3. Reservation of Shares. The Company shall at all times have authorized and reserved for issuance a sufficient number of shares of its capital stock to provide for the full conversion of this Note.

     4. Change of Control.  Subject to the  conversion  provisions  set forth in section 2(a) above, in the event of (i) any transaction or series of related transactions (including any reorganization, merger or consolidation) that results in the transfer of 50% or more of the outstanding voting power of the Company, and (ii) a sale of all or substantially all of the assets of the Company to another person, this Note shall be automatically due and payable. The Company will give the Lender not less than ten (10) business days prior written notice of the occurrence of any events referred to in this Section 4.

     5. Certain Adjustments. The number and class or series of shares into which this Note may be converted under Section 2 shall be subject to adjustment in accordance with the following provisions:

     (a) Adjustment for Reorganization or Recapitalization. Subject to the mandatory conversion provisions as set forth in Section 2 hereto, if, while this Note remains outstanding and has not been converted, there shall be a reorganization or recapitalization, combination, reclassification, exchange or subdivision of shares otherwise provided for herein), all necessary or appropriate lawful provisions shall be made so that the Lender shall thereafter be entitled to receive upon conversion of this Note, the greatest number of shares of stock or other securities or property that a holder of the class of securities deliverable upon conversion of this Note would have been entitled to receive in such reorganization or recapitalization if this Note had been converted immediately prior to such reorganization or recapitalization, all subject to further adjustment as provided in this Section 5. If the per share consideration payable to the Lender for such class of securities in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. The foregoing provisions of this paragraph shall similarly apply to successive reorganizations or recapitalizations and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. In all events, appropriate adjustment shall be made in the application of the provisions of this Note (including adjustment of the conversion price and number of shares into which this Note is then convertible pursuant to the terms and conditions of this Note) with respect to the rights and interests of the Lender after the transaction, to the end that the provisions of this Note shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable or issuable after such reorganization or recapitalization upon conversion of this Note.

     (b) Adjustments for Split, Subdivision or Combination of Shares. If the Company at any time while this Note remains outstanding and unconverted, shall split or subdivide any class of securities into which this Note may be converted into a different number of securities of the same class, the number of shares of such class issuable upon conversion of this Note immediately prior to such split or subdivision shall be proportionately increased and the Conversion Price for such class of securities shall be proportionately decreased. If the Company at any time while this Note, or any portion hereof, remains outstanding and unconverted shall combine any class of securities into which this Note may be converted, into a different number of securities of the same class, the number of shares of such class issuable upon conversion of this Note immediately prior to such combination shall be proportionately decreased and the Conversion Price for such class of securities shall be proportionately increased.

     (c) Adjustments for Dividends in Stock or Other Securities or Property. If, while this Note remains outstanding and unconverted, the holders of any class of securities as to which conversion rights under this Note exist at the time shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive, without payment therefor, other or additional stock or other securities or property (other than cash) of the Company by way of dividend, then and in each case, this Note shall represent the right to acquire, in addition to the number of shares of such class of security receivable upon conversion of this Note, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such conversion had it been the holder of record of the class of security receivable upon conversion of this Note on the date hereof and had thereafter, during the period from the date hereof to and including the date of such conversion, retained such shares and/or all other additional stock available by it as aforesaid during said period, giving effect to all adjustments called for during such period by the provisions of this
Section 5.

     6. Further Adjustments. In case at any time or, from time to time, the Company shall take any action that affects the class of securities into which this Note may be converted under Section 2(b)(ii), other than an action described herein, then, unless such action will not have a materially adverse effect upon the rights of the Lender, the number of shares of such class of securities (or other securities) into which this Note is convertible shall be adjusted in such a manner and at such time as shall be equitable in the circumstances.

     7. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to Section 5 or Section 6, the Company at its sole expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Lender a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Lender, furnish or cause to be furnished to Lender a like certificate setting forth (i) such adjustments and readjustments, and (ii) the number and class of securities and the amount, if any, of other property which at the time would be received upon the conversion of this Note under Section 2.

     8 Affirmative Covenants. The Company covenants and agrees that, while any amounts under this Note are outstanding, it shall:

     (a) Do all things necessary to preserve and keep in full force and effect its corporate existence, including, without limitation, all licenses or similar qualifications required by it to engage in its business in all jurisdictions in which it is at the time so engaged; and continue to engage in business of the same general type as conducted as of the date hereof; and (ii) continue to conduct its business substantially as now conducted or as otherwise permitted hereunder;

     (c) Pay and discharge promptly when due all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property before the same shall become delinquent or in default, which, if unpaid, might reasonably be expected to give rise to liens or charges upon such properties or any part thereof, unless, in each case, the validity or amount thereof is being contested in good faith by appropriate proceedings and the Company has maintained adequate reserves with respect thereto in accordance with GAAP;

     (d) Comply in all material respects with all federal, state and local laws and regulations, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations and requirements applicable to it (collectively, "Requirements") of all governmental bodies, departments, commissions, boards, companies or associations insuring the premises, courts, authorities, officials or officers which are applicable to the Company or any of its properties, except where the failure to so comply would not have a material effect ("Material Adverse Effect") on the Company or any of its properties; provided, however, that nothing provided herein shall prevent the Company from contesting the validity or the application of any Requirements;

     (e) Keep proper  records and books of account  with respect to its business
activities,  in  which  proper  entries,   reflecting  all  of  their  financial
transactions, are made in accordance with GAAP; and

     (f) Notify the Lender in writing, promptly upon learning thereof, of any litigation or administrative proceeding commenced or threatened against the Company which involve a claim in excess of $50,000.

     (g) Use the proceeds from this Note for those purposes set forth in that certain investment banking agreement with Sloan Securities Corp. dated September 9, 2004.

     9. Negative Covenants. The Company covenants and agrees that while any amount of this Note is outstanding it will not directly or indirectly:

     (a) Guarantee, assume or otherwise become responsible for (directly or indirectly) the indebtedness for borrowed funds, performance, obligations, of any person, or the agreement by the Company or any of its subsidiaries to do any of the foregoing, without the prior written consent of the Lender;

     (b) Declare or pay, directly and indirectly, any dividends or make any distributions, whether in cash, property, securities or a combination thereof, with respect to (whether by reduction of capital or otherwise) any shares of its capital stock (including without limitation any preferred stock) or directly or indirectly redeem, purchase, retire or otherwise acquire for value any shares of any class of its capital stock or set aside any amount for any such purpose; and

     (c) Sell, transfer, discount or otherwise dispose of any claim or debt owing to it, including, without limitation, any notes, accounts receivable or other rights to receive payment, except for reasonable consideration and in the ordinary course of business.

     10. Events of Default. The entire unpaid Principal Amount under this Note and the interest due thereon shall forthwith become and be due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, if any one or more of the following events (herein called "Events of Default") shall have occurred (for any reason whatsoever and whether such happening shall be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) and be continuing at the time of such notice, except to the extent contemplated by the opening paragraph hereof, that is to say:

     (a) the Company shall (i) fail to pay any amounts owed hereunder as required under the terms of this Note or (ii) have an event of default occur and be continuing under indebtedness of the Company (other than this Notes) such that the holders of such indebtedness have declared the outstanding principal and accrued interest to be immediately due and payable;

          (b) if the Company shall:

          (i) admit in writing its inability to pay its debts generally as they become due;
          (ii) file a petition in bankruptcy or a petition to take advantage of any insolvency act;
          (iii) make an assignment for the benefit of creditors;

          (iv) consent to the appointment of a receiver of the whole or any substantial part of its assets;
          (v) on a petition in bankruptcy filed against it, be adjudicated a bankrupt; or
          (vi) file a petition or answer seeking reorganization or arrangement under the Federal bankruptcy laws or any other applicable law or statute of the United States of America or any State, district or territory thereof;

     (d) if a court of competent jurisdiction shall enter an order, judgment, or decree appointing, without the consent of the Company, a receiver of the whole or any substantial part of Company's assets, and such order, judgment or decree shall not be vacated or set aside or stayed within 90 days from the date of entry thereof

     (e) if, under the provisions of any other law for the relief or aid of debtors, any court of competent jurisdiction shall assume custody or control of the whole or any substantial part of Company's assets and such custody or control shall not be terminated or stayed within 90 days from the date of assumption of such custody or control; or

     (f) the Company shall default (and not cure within 10 days after written notice of such default) in the performance of, or violate any material representation, warranty, or covenant contained in the Note Purchase Agreement or in any written statement pursuant thereto or hereto, or any report, financial statement or certificate made or delivered to the Lender by the Company shall be untrue or incorrect in any material respect, as of the date when made or deemed made.

     11. Remedies. In case any one or more of the Events of Default specified in
Section 10 hereof shall have occurred and be continuing, the Lender may proceed to protect and enforce its rights either by suit in equity and/or by action at law, whether for the specific performance of any covenant or agreement contained in this Note or in aid of the exercise of any power granted in this Note, or the Lender may proceed to enforce the payment of all sums due upon this Note or to enforce any other legal or equitable right of the Lender.

     12. Amendments and Waivers. Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Lender.

     13. Notices. All notices, requests, consents, and other communications under this Note shall be in writing and shall be deemed delivered (i) three (3) business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one (1) business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:


        If to the Company:

        Embryo Development Corp.
        305 Madison Avenue, Suite 4510
        New York, NY 10165
        Attn: Matthew L. Harriton, President

        With a courtesy copy that shall no be deemed notice to:

        Beckman, Lieberman & Barandes LLP
        116 John Street, Suite 1313
        New York, NY 10038
        Attn: Robert Barandes, Esq.

        If to the Lender:

        Embryo Partners LLC
        c/o Sloan Securities Corp.
        444 Madison Avenue, 23rd Floor
        New York, NY 10022

        With a courtesy copy that shall no be deemed notice to:

        Littman Krooks LLP
        655 Third AvenueNew York, NY 10017
        Attn: Steven D. Uslaner, Esq.

     (ii) Any party may give any notice, request, consent or other communication under this Note using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

     14. Conflicting Agreements. In the event of any inconsistencies between the terms of this Note and the terms of any other document related to the loan evidenced by this Note, the terms of this Note shall prevail.

     15. Severability. The unenforceability or invalidity of any provision or provisions of this Note as to any persons or circumstances shall not render that provision or those provisions unenforceable or invalid as to any other provisions or circumstances, and all provisions hereof, in all other respects, shall remain valid and enforceable.

     16. Governing Law. This Note shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York. The Company (1) agrees that any legal suit, action or proceeding arising out of or relating to this Note shall be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (2) waives any objection which the Company may have now or hereafter to the venue of any such suit, action or proceeding, and (3) irrevocably consents to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. The Company further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon the Company mailed by certified mail to the Company's address shall be deemed in every respect effective service of process upon the Company, in any such suit, action or proceeding. THE PARTIES HERETO AGREE TO WAIVE THEIR RESPECTIVE RIGHTS

TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

     17. Waivers. The nonexercise by either party of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

     18. Lost Documents. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and (in the case of loss, theft or destruction) of indemnity satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of such Note, if mutilated, the Company will make and deliver in lieu of such Note a new Note of like tenor and unpaid principal amount and dated as of the original date of this Note.

                            [Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Note as of the date first written above.


                                EMBRYO DEVELOPMENT CORP.


                                By:  ______________________________
                                     Matthew L. Harriton, President